Filed pursuant to Rule 433
Registration Statement No. 333-130040
Dated June 10, 2008
FINAL TERM SHEET
ING GROEP N.V.

Issuer:	ING Groep N.V.
Securities:	8.50% ING Perpetual Hybrid Capital Securities
Expected Ratings:	A1 / A (stable/stable)
Format:	SEC Registered (Global)
Size:	US$1,750,000,000
Greenshoe Option:	Yes (30 days - US$250,000,000)
Trade Date:	June 10, 2008
Maturity:	Perpetual
Settlement:	June 17, 2008 (T+5)
Price to Public:	US$25.00 (per security plus accrued interest if any from June 17, 2008)
Coupon:	8.50% per annum payable quarterly in arrears
Interest Payment Dates:	March 15, June 15, September 15 and December 15 of each year beginning September 15, 2008, unless the issuer’s obligation to pay some or all of the interest otherwise payable is deferred
Day Count:	30 / 360
Record Dates:	15 days before the interest payment date whether or not a Business Day
Regular Optional First Call:	On September 15, 2013, or any interest payment date thereafter in whole but not in part at par plus outstanding amounts
Redemption at Issuer Option for Special Event:	Early redemption in whole at par plus outstanding amounts due to tax and regulatory events (see Prospectus Supplement for information on early redemption events)
Denoms:	US$25, per hybrid capital security, and integral multiples thereof
Joint Bookrunners:	Citi, ING Financial Markets, Merrill Lynch & Co. (physical books), Morgan Stanley
Senior Co-Managers:	UBS Investment Bank, Wachovia Securities
Co-Managers:	Banc of America Securities LLC, RBC Capital Markets
Junior Co-Managers:	Credit Suisse, HSBC, JPMorgan, Lehman Brothers
Listing:	Application will be made to list the Securities on the New York Stock Exchange. If approved for listing, trading is expected to commence within 30 days of issuance.

CUSIP:	456837 806
ISIN:	US4568378065
Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such materials and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the ING Perpetual Hybrid Capital Securities should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free:
CITIGROUP GLOBAL MARKETS INC.: 1 877 858-5407
ING FINANCIAL MARKETS LLC: 1 800 211-1231
MERRILL LYNCH, PIERCE, FENNER & SMITH
     INCORPORATED: 1 866 500-5408
MORGAN STANLEY & CO. INCORPORATED: 1 866 718-1649 (institutional investors) or 1 800 584-6837 (retail investors)

2